UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	OMB APPROVAL
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SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a)

(Amendment No. )

OSTEOTECH, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688582105

(CUSIP Number)

November 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 688582105	Schedule 13G	Page 2 of 10 Pages

1	Names of Reporting Persons. John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6

Citizenship or Place of Organization.

John F. White -- United States

James F. Rice -- United States

Kenneth L. Wolfe -- United States

Foster L. Aborn -- United States

 Kairos Partners III Limited Partnership -- Delaware

CUSIP NO. 688582105	Schedule 13G	Page 3 of 10 Pages

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

8   Shared Voting Power

John F. White -- 1,097,520 shares

James F. Rice -- 1,097,520 shares

Kenneth L. Wolfe -- 1,097,520 shares

Foster L. Aborn -- 1,097,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

9 Sole Dispositive Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares

10Shared Dispositive Power

John F. White -- 1,097,520 shares

James F. Rice -- 1,097,520 shares

Kenneth L. Wolfe -- 1,097,520 shares

Foster L. Aborn -- 1,097,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

11

Aggregate Amount Beneficially Owned by Each Reporting Person

John F. White -- 1,097,520 shares

James F. Rice -- 1,097,520 shares

Kenneth L. Wolfe -- 1,097,520 shares

Foster L. Aborn -- 1,097,520 shares

Kairos Partners III Limited Partnership -- 953,057 shares

Refer to Item 5 below.

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
13	Percent of Class Represented by Amount in Row (9)* John F. White -- 6.09% James F. Rice -- 6.09% Kenneth L. Wolfe -- 6.09% Foster L. Aborn -- 6.09% Kairos Partners III Limited Partnership -- 5.29%
14	Type of Reporting Person (See Instructions) John F. White -- IN James F. Rice -- IN Kenneth L. Wolfe -- IN Foster L. Aborn -- IN Kairos Partners III Limited Partnership -- PN

* All share numbers and ownership percentages reported herein are as of November 19, 2009.

* All percentage ownerships reported herein are based on 18,017,849 shares of common stock issued and outstanding as of November 4, 2009, as reported by Osteotech, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed with the Securities and Exchange Commission on November 9, 2009.

CUSIP NO. 688582105	Schedule 13D	Page 4 of 10 Pages

Item 1. Security and Issuer

Name of Issuer: Osteotech, Inc. (the “Issuer”)
Title of Class of Equity Securities: Common Stock, par value $0.01 per share
Address of Issuer's Principal Executive Offices: 51 James Way, Eatontown, NJ 07724

Item 2. Identity and Background

(a)	Name:

John F. White

James F. Rice

Kenneth L. Wolfe

Foster L. Aborn

Kairos Partners III Limited Partnership

As used herein, the term “Partnership” refers to “Kairos Partners III Limited Partnership;” the term “Managers” refers to John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn collectively; and the term “Reporting Persons” refers to the Partnership and the Managers collectively.

(b)	Residence or Business Address:
The address of the principal business office of each of the Reporting Persons is 600 Longwater Drive, Suite 204, Norwell, MA 02061.
(c)	Principal Occupation:

John F. White: Investment Management

James F. Rice: Investment Management

Kenneth L. Wolfe: Chief Executive Officer of Forerun Systems, Inc.

Foster L. Aborn: retired

Kairos Partners III Limited Partnership: privately owned investment manager that provides services to high net worth individuals and institutional investors and manages equity portfolios for its clients.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding.
(e)

The Reporting Person have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f)

Citizenship or Place of Organization.

John F. White -- United States

James F. Rice -- United States

Kenneth L. Wolfe -- United States

Foster L. Aborn -- United States

Kairos Partners III Limited Partnership -- Delaware

CUSIP NO. 688582105	Schedule 13D	Page 5 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Partnership expended an aggregate of approximately $5,016,637 to purchase the 1,097,520 shares of the Issuer’s common stock in the open market. Such transactions were effected in open market purchases and acquired in the ordinary course of business. The Managers acquired their interest in the shares of the Issuer’s common stock through their ownership in the Partnership and Kairos Partners II Limited Partnership (“Kairos II”).

The source of the funds used in acquiring the common stock was Kairos II and the Partnership’s current cash equivalent assets (working capital).

Item 4.	Purpose of Transaction

The Reporting Persons, as long-time and concerned stockholders of the Issuer, continually evaluate their alternatives with respect to their investment in the Issuer and possible means to maximize stockholder value. The Reporting Persons are considering various strategies to increase the value of the Reporting Persons’ investment in the Issuer.

On November 24, 2009, John White, one of the Reporting Persons, submitted a letter to Mr. Kenneth P. Fallon, III, Chairman of the Issuer’s board of directors. In the letter, Mr. White recommended to the Issuer’s Board of Directors that they hire a strategic advisor to explore all possibilities, including the sale of the company, in order to realize value for the Issuer’s stockholders.

A copy of the letter is filed as Exhibit B to this Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter. The Reporting Persons disclaim any admission that they constitute a “group”, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with any entity associated with the Issuer as a result of the submission of the letter to the Issuer or by any other actions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the letters sent by John White, price levels of the Issuer’s stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate by selling some or all of their shares of common stock.

Item 5.	Interest in Securities of the Issuer**

(a)	Amount beneficially owned and percentage of class:

John F. White	1,097,520 shares, representing 6.09% of the Issuer’s common stock
James F. Rice	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kenneth L. Wolfe	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Foster L. Aborn	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer’s common stock

(b) Voting and disposition powers:

Sole power to vote or direct the vote:

John F. White	0 shares, representing 0% of the Issuer’s common stock
James F. Rice	0 shares, representing 0% of the Issuer’s common stock

CUSIP NO. 688582105	Schedule 13D	Page 6 of 10 Pages

Kenneth L. Wolfe	0 shares, representing 0% of the Issuer’s common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer’s common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer’s common stock

Shared power to vote or direct the vote:

John F. White	1,097,520 shares, representing 6.09% of the Issuer’s common stock
James F. Rice	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kenneth L. Wolfe	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Foster L. Aborn	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer’s common stock

Sole power to dispose or direct the disposition:

John F. White	0 shares, representing 0% of the Issuer’s common stock
James F. Rice	0 shares, representing 0% of the Issuer’s common stock
Kenneth L. Wolfe	0 shares, representing 0% of the Issuer’s common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer’s common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer’s common stock

Shared power to dispose or direct the disposition:

John F. White	1,097,520 shares, representing 6.09% of the Issuer’s common stock
James F. Rice	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kenneth L. Wolfe	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Foster L. Aborn	1,097,520 shares, representing 6.09% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.29% of the Issuer’s common stock

**Shares reported herein as beneficially owned by Messrs. White, Rice, Wolfe and Aborn represent shares held by Kairos Partners II and the Partnership (collectively, the "Kairos Partnerships"). Each of Messrs. White, Rice, Wolfe and Aborn is a member of the investment committee of the Kairos Partnerships. Such committee has voting and investment power over such shares.

(c)  The following is a description of all transactions in shares of common stock of the Issuer by the Reporting Persons indentified in Item 1 of this Schedule 13D effected from September 18, 2009 to November 18, 2009.

CUSIP NO. 688582105	Schedule 13D	Page 7 of 10 Pages

Entity	Transaction	Date	Shares	Price/Share	Net Proceeds
Kairos II***	Open market sale	9/18/2009	55,000	$4.33	$238,253.83
Kairos II***	Open market sale	9/21/2009	7,500	$4.62	$34,674.60
Kairos II***	Open market sale	9/22/2009	15,000	$4.61	$69,100.21
Kairos II***	Open market sale	9/23/2009	7,800	$4.57	$35,618.55
Kairos II***	Open market sale	9/24/2009	605	$4.47	$2,704.28
Kairos II***	Open market sale	9/25/2009	5,900	$4.45	$26,266.71
Kairos II***	Open market sale	9/28/2009	9,000	$4.53	$40,807.64
Kairos II***	Open market sale	9/29/2009	5,100	$4.52	$23,056.50
Kairos II***	Open market sale	9/30/2009	9,400	$4.54	$42,706.86
Kairos II***	Open market sale	10/1/2009	1,603	$4.49	$7,194.40
Kairos II***	Open market sale	10/2/2009	2,000	$4.23	$8,459.78
Kairos II***	Open market sale	10/5/2009	2,003	$4.19	$8,396.56
Kairos II***	Open market sale	10/6/2009	1,400	$4.30	$6,026.84
Kairos II***	Open market sale	10/7/2009	1,600	$4.33	$6,923.98
Kairos II***	Open market sale	10/8/2009	2,900	$4.27	$12,373.69
Kairos II***	Open market sale	10/9/2009	41,731	$4.33	$180,895.02
Kairos II***	Open market sale	10/12/2009	5,600	$4.49	$25,151.75
Kairos II***	Open market sale	10/13/2009	1,000	$4.46	$4,463.88
Kairos II***	Open market sale	10/14/2009	1,500	$4.44	$6,666.73
Kairos II***	Open market sale	10/15/2009	7,300	$4.44	$32,387.80
Kairos II***	Open market sale	10/16/2009	1,500	$4.44	$6,659.38
Kairos II***	Open market sale	10/19/2009	4,800	$4.66	$22,346.30
Kairos II***	Open market sale	10/20/2009	3,000	$4.72	$14,171.63
Kairos II***	Open market sale	10/21/2009	4,200	$4.50	$18,920.51
Kairos II***	Open market sale	10/22/2009	7,000	$4.55	$31,844.98
Kairos II***	Open market sale	10/23/2009	8,000	$4.56	$36,515.84
Kairos II***	Open market sale	10/26/2009	1,700	$4.46	$7,576.19
Kairos II***	Open market sale	10/27/2009	1,200	$4.48	$5,378.86
Kairos II***	Open market sale	10/28/2009	10,500	$4.46	$46,826.68
Kairos II***	Open market sale	10/29/2009	13,500	$4.45	$60,128.79
Kairos II***	Open market sale	10/30/2009	4,600	$4.35	$19,992.92
Kairos II***	Open market sale	11/2/2009	2,000	$4.25	$8,503.78
Kairos II***	Open market sale	11/3/2009	36,253	$4.27	$154,796.30
Kairos II***	Open market sale	11/4/2009	6,800	$4.38	$29,794.11
Kairos II***	Open market sale	11/5/2009	2,000	$4.26	$8,514.18
Kairos II***	Open market sale	11/6/2009	200	$4.17	$833.97
Kairos II***	Open market sale	11/12/2009	5,000	$4.26	$16,311.58
Kairos II***	Open market sale	11/13/2009	15,200	$4.15	$47,817.96
Kairos II***	Open market sale	11/16/2009	8,000	$4.10	$24,809.76
Kairos II***	Open market sale	11/17/2009	100,800	$4.05	$306,948.19
Kairos II***	Open market sale	11/18/2009	10,000	$4.05	$30,520.21

*** Each of John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn sold their shares of common stock through their ownership of Kairos II.

(d)	N/A

(e)	N/A

CUSIP NO. 688582105	Schedule 13D	Page 8 of 10 Pages

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as February 11, 2008, a copy of which is filed with this Schedule 13D as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	--

Amended and Restated Joint Filing Agreement, dated as of February 11, 2008, is by and among John F. White, James F. Rice, Kenneth L. Wolfe, Foster L. Aborn and Kairos Partners III Limited Partnership (incorporated by reference from the Schedule 13G/A filed on February 12, 2008)

Exhibit B	--	Letter to the Chairman of the Board of Directors dated November 24, 2009 (filed herewith)

CUSIP NO. 688582105	Schedule 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	November 24, 2009

JOHN F. WHITE

/s/ John F. White

John F. White

JAMES F. RICE

/s/ James F. Rice

James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe

Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn

Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP

By: KAIROS III LLC, its General Partner

By: KAIROS MASTER GP LLC, its Sole Member

By:/s/ John F. White
John F. White

Voting Member

CUSIP NO. 688582105	Schedule 13D	Page 10 of 10 Pages

EXHIBIT B

KAIROS PARTNERS

November 24, 2009

Mr. Kenneth P. Fallon, III

Chairman of the Board

Osteotech, Inc.

51 James Way

Eatontown, NJ 07724

Dear Ken,

As you know, Kairos Partners is a significant, long-term shareholder of Osteotech stock, owning more than 6%. We were greatly disappointed by the company’s Q3 2009 earnings release and investor conference call.

In addition to the poor Q309 results, the company lowered the revenue and earnings guidance for FY09 and, once again, announced a delay in achieving profitability until Q3 2010.

We believe the significant investments the company has made in product development have produced a strong new product portfolio. However, we also believe that Osteotech, as currently structured, is not well positioned to take full advantage of the commercial opportunity that these exciting new products present.

We have serious concerns regarding Osteotech’s limited capital resources, management’s historically poor performance in new product launches, and the lack of a direct sales force. We strongly believe that a larger and more experienced company would be able to recognize this opportunity and reward Osteotech shareholders today for their long patience.

As such, it is our recommendation to the Board of Directors that they hire a strategic advisor to explore all possibilities, including the sale of the company, as the best way to realize this potential value for all shareholders.

Sincerely,

/s/ John F. White

John F. White

Managing Member

cc: Osteotech, Inc. Board of Directors